BB

02018242

A 3-6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 01 2002

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48668

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Niphix Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4507 N. Sterling Ave., Suite 201
(No. and Street)

Peoria, (City) IL (State) 61615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nimish Gandhi (309) 674-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Terence J. McGrath, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

2000 W. Pioneer Parkway, Peoria, IL 61615
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/19

OATH OR AFFIRMATION

I, Nimish Gandhi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niphix Investments Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
JUDITH A. FAULKNER
Notary Public, State of Illinois
My Commission Expires 10/06/05

N. Gandhi
Signature

President
Title

Judith A. Faulkner
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIPHIX INVESTMENTS INC.

Peoria, Illinois

Financial Statements
and
Independent Auditor's Report

December 31, 2001

TABLE OF CONTENTS

TM **Terence J. McGrath** Certified Public Accountant

2000 West Pioneer Parkway • Peoria, Illinois 61615 • (309) 693-3211 • Telefax: (309) 693-3226

Independent Auditor's Report

Board of Directors
Niphix Investments Inc.
Peoria, Illinois

I have audited the accompanying statement of financial condition of Niphix Investments Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Niphix Investments Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 and 2 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Terence J. McGrath

February 26, 2002

Statement 1

Niphix Investments Inc.
Statement of Financial Condition
December 31, 2001

Assets

Current Assets		
Cash	$ 7,494	
Receivables from clearing broker	1,884	
Accounts receivable	9,050	
Income tax refund receivable	3,333	
Prepaid expense	11,247	
Total current assets		$ 33,008
Other Assets		
Deposits with clearing organizations and others		5,000
Total assets		$ 38,008

Liabilities and Stockholder's Equity

Current Liabilities		
Payable to clearing broker	$ 1,162	
Accounts payable	4,317	
Unearned revenue	5,717	
Total current liabilities		$ 11,196
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, 100 issued and outstanding	1,000	
Additional paid-in capital	48,000	
Retained earnings (deficit)	(22,188)	
Total stockholder's equity		26,812
Total liabilities and stockholder's equity		$ 38,008

The accompanying notes are an integral part of the financial statements.

Statement 2

Niphix Investments Inc.
Statement Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings (deficit)
Balances - beginning	$ 1,000	$ 24,500	$ 12,110
Additions	-0-	23,500	-0-
Net loss	-0-	-0-	(34,298)
Balances - ending	$ 1,000	$ 48,000	$ (22,188)

The accompanying notes are an integral part of the financial statements.

Statement 3

Niphix Investments Inc.
Statement of Income
For the Year Ended December 31, 2001

Revenues		
Commissions	$ 49,761	
Posting Fees	12,906	
Total revenues		$ 62,667
Expenses		
Commissions brokers	20,708	
Clearing fees	19,953	
Insurance	150	
Service & management fees	48,000	
Office expense	75	
Professional fees	2,655	
Regulatory fees and expenses	10,624	
Total expenses		102,165
Loss before income tax		(39,498)
Income tax benefit due to loss carryback		5,200
Net loss		$(34,298)

The accompanying notes are an integral part of the financial statements.

Statement 4

Niphix Investments Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (34,298)
Changes in operating assets and liabilities:	
Decrease in receivables from clearing broker	3,104
Increase in account receivable	(50)
Increase in prepaid expense	(793)
Increase in income tax refund receivable	(5,200)
Decrease in payable to clearing broker	(619)
Increase in accounts payable	120
Increase in unearned income	5,717
Net cash used by operations	(32,019)
Cash flows from investing activities	
Increase in additional paid in capital	23,500
Decrease in cash	(8,519)
Cash at beginning of period	16,013
Cash at end of period	$ 7,494

The accompanying notes are an integral part of the financial statements.

Niphix Investments Inc.
Notes to Financial Statements
December 31, 2001

1) Significant Accounting Policies

Nature of Business

Niphix Investment Inc., operates as a broker/dealer under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (K)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker/dealer, hold no funds or securities for, or owe money or securities to, customers.

Niphix Investments Inc., also, provides an alternative trading system to qualified persons.

Financial Statements

The Company maintains its records on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Revenues

Customers' securities transactions and the related commission income and expense recorded on a trade date basis, which is not materially different from settlement date.

Posting fees entitle an entity to be listed on the NIPHIX trading system are recognized when billed. Once an entity is listed they must pay a monthly fee to continue their listing.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1) Significant Accounting Policies-continued

Allowance for doubtful Accounts

The Company employs the direct write off method for its receivables. All known uncollectible accounts are written off against earnings.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides net capital of not less than $5,000 shall be maintained).

Concentrations of Credit Risk

The Company is an introducing broker dealer for customers throughout North America. Its clearing brokers are responsible for the collection of funds. The Company is dependent upon the credit worthiness of the clearing brokers.

Income Taxes

The Company terminated its S Corporation election as of January 1, 1998. The Company is now a C Corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company pays federal corporate tax on its taxable income.

2) Related Party Transaction

The Company receives certain services from a company controlled by the President of Niphix Investments Inc. The amounts paid to this company is reflected on the income statement under line item entitled service and management fees. The fees for the year ended December 31, 2001, were set at $4,000 a month.

Schedule 1

Niphix Investments Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Commission
As of December 31, 2001

Net Capital

Total stockholder's equity	$ 26,812
Less: Non-allowable assets Deposits with regulatory organizations	11,247
Net capital	$ 15,565

Computation of Basic Net Capital Requirement

Minimum net capital required Based on aggregate Indebtedness	$ 747
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	10,565
Total net capital	$ 15,565

Reconciliation with Company's Computation

See schedule 2.

See accompanying accountant's report.

Schedule 2

Niphix Investments Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2001

Reconciliation with Company's computation of net capital

Net capital as reported in Company's Part II A (unaudited) Focus Report	$ 8,669
Net capital per audit report(schedule 1)	(15,565)
Net increase in net capital between Focus Report and Audit Report	$ (6,896)

Net capital decrease in net capital between Focus Report and Audit Report

	Per Focus Report	Per Audit Report	Difference
Nonallowable assets	$ 4,250	$ 11,247	$ 6,997
Stockholder's equity	12,919	26,812	(13,893)
Net increase			$(6,896)

See accompanying accountant's report

TM Terence J. McGrath Certified Public Accountant

2000 West Pioneer Parkway • Peoria, Illinois 61615 • (309) 693-3211 • Telefax: (309) 693-3226

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Niphix Investments Inc.
Peoria, Illinois

In planning and performing my audit of the financial statements and supplemental schedules of Niphix Investments Inc. (the Company) for the year ended December 31, 2001, I considered its internal control structure, including procedures for safe-guarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provided assurance on the internal control structure.

Also, as require by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including test of such practices and procedures that I considered revelant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. The recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has

Board of Directors
Niphix Investments, Inc.
Peoria, IL

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider that I consider to be a material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

Independent Auditor's Report on Internal Control Structure Required by SEC 17a-5 - continued

Board of Directors
Niphix Investments, Inc.
Peoria, IL

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 28, 2002